Exhibit 99.4

PRESS RELEASE

Greenfire Resources Announces Q4 2023 Results, Year-end 2023 Reserves
and Continued Success of the Company’s Multi-year Drilling Program in Q1 2024,
Including the Inaugural Extended Reach Refill Well at the Demo Asset

CALGARY, ALBERTA – March 20, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce its operating and financial results for the quarter and year ended December 31, 2023; a summary of the Company’s 2023 year-end reserves; and an operational update for the first quarter of 2024. The audited consolidated Financial Statements and Notes and Management’s Discussion and Analysis (“MD&A”) will be filed on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml and are available on Greenfire’s website at www.greenfireres.com.

A conference call to discuss the results has been scheduled for Thursday, March 21, 2024 at 6:00 a.m. Mountain Time (8:00 a.m. Eastern Time). Access details for the conference call are provided below. Following the conference call, Greenfire will ring the opening bell at the Toronto Stock Exchange (“TSX”), commemorating its recent listing under the symbol “GFR”. A live webcast of the celebration is expected to be available beginning shortly before 9:30 am ET on BNN Bloomberg and on YouTube at https://www.youtube.com/watch?v=1RLYrYzEtIw.

“Positive production results and impactful initial contributions from the Company’s redevelopment infill (“Refill”) drilling program and facility optimization initiatives in the fourth quarter of 2023 provided another clear indication of the productivity potential of Greenfire’s Tier-1 SAGD assets,” said Robert Logan, President and Chief Executive Officer of Greenfire.

“The Company’s successful drilling momentum continued in the first quarter of 2024 with the initiation of a seven well extended reach Refill drilling program at the Demo Asset, targeting an industry leading horizontal length averaging approximately 2,000 meters per well.”

“Supported by our recent listing on the TSX and amidst a potential re-rating of the Canadian heavy oil barrel with the Trans Mountain Expansion Project (“TMX”) anticipated to commence operations in 2024, Greenfire will drive continued production growth, accelerate debt repayment and pursue additional potential step-change value generation opportunities.” concluded Mr. Logan.

All dollar amounts reported in this press release are in Canadian dollars unless otherwise noted.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”) and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and together with the Expansion Asset, the “Hangingstone Facilities”). Unless otherwise indicated, production and reserves volumes and per unit statistics are presented throughout this press release on a company gross working interest basis before deduction of royalties.

Q4 and Year-end 2023 Highlights

●	Delivered consolidated bitumen production of 17,335 barrels per day (“bbls/d”) in Q4 2023 and 17,639 bbls/d for the year-end 2023, reflecting strong production performance from the Refill drilling program, which began in August 2023, as well as surface facility optimizations at the Expansion Asset.

●	Adjusted EBITDA(1) was $23.4 million in Q4 2023 ($32.5 million – Q4 2022) and $117.3 million for year-end 2023 ($218.0 million – 2022), while adjusted funds flow(1) was $10.5 million in Q4 2023 ($16.9 million – Q4 2022) and $73.2 million for year-end 2023 ($163.9 million – 2022).

●	Capital expenditures totaled $33.4 million in 2023, which included $19.4 million deployed in the fourth quarter, consisting of $14.9 million allocated to the Refill drilling program at the Expansion Asset, and $4.5 million directed to various facility projects.

●	Available liquidity of $159.5 million at December 31, 2023, consisting of:

o	$109.5 million of cash and cash equivalents; and

o	$50.0 million of available credit under a reserve-based credit facility (“Senior Credit Facility”).

●	Greenfire’s independent reserves evaluator, McDaniel & Associates Consultants Ltd. (“McDaniel”), prepared independent reserves evaluations for Greenfire for the year-ended 2023 in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which reflected the following:

o	Proved reserves at December 31, 2023 totaled 183.3 MMbbl (183.4 MMbbl – year-end 2022), representing a net present value (discounted at 10%) (“NPV10”) of $2.0 billion based on forecast pricing in accordance with NI 51-101(2) or approximately $24.10 per diluted share, net of outstanding debt plus cash and cash equivalents.

o	Proved plus probable (“2P”) reserves at December 31, 2023 totaled 237.7 MMbbl (239.4 MMbbl – year-end 2022), representing an NPV10 of $2.4 billion based on forecast pricing in accordance with NI 51-101(2) or approximately $29.70 per diluted share, net of outstanding debt plus cash and cash equivalents.

o	Greenfire has a large, long-life and relatively low decline oil sands resource base, with a 2P reserves life index of 37 years(3). The Company has approximately $1.8 billion of tax pools as at December 31, 2023 and does not anticipate paying cash (income) taxes until approximately 2030.

(1)	Non-GAAP measures do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS”) and may not be comparable with the calculation of similar measures presented by other entities. Refer to the discussion under the heading “Non-GAAP and Other Financial Measures” in this press release for further information.

(2)	NI 51-101 pricing refers to an average of McDaniel, Sproule and GLJ forecast pricing as at January 1, 2024.

(3)	2P reserves life index is calculated by dividing Greenfire’s 2P reserves as at December 31, 2023 by the Company’s 2023 annual production.

Financial & Operational Highlights

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022
Bitumen Production - Expansion Asset (bbls/d)	14,079	15,710	13,829	16,802
Bitumen Production - Demo Asset (bbls/d)	3,256	3,869	3,810	3,701
Total Bitumen Production (bbls/d)	17,335	19,579	17,639	20,503

WTI (US$/bbl)	78.32	82.65	77.62	94.23
WCS differential to WTI (US$/bbl)	(21.89)	(25.89)	(18.71)	(18.27)
WCS (US$/bbl)	56.43	56.76	58.91	75.96
AECO 5A ($/GJ)	2.18	4.85	2.50	5.04

Oil sales	161,730	180,741	675,970	998,849
Oil sales ($/bbl)	71.04	72.18	73.91	96.82
Operating netback(1)	27,353	34,567	132,704	229,694
Operating netback ($/bbl)(1)	17.19	19.27	20.56	30.58

Operating expenses	35,084	42,429	148,965	160,826
Operating expenses ($/bbl)	22.05	23.65	23.08	21.41

Cash provided (used) by operating activities	25,530	17,322	86,548	164,727
Adjusted EBITDA(1)	23,434	32,528	117,316	218,033
Adjusted funds flow(1)	10,517	16,902	73,206	163,926

Cash provided (used) by investing activities	18,782	(17,316)	(12,103)	(63,746)
Capital expenditures	19,413	12,361	33,428	39,592
Adjusted free cash flow(1)	(8,896)	4,541	39,778	124,334
Net income (loss) and comprehensive income (loss)	(4,659)	87,995	(135,671)	131,698
Per share – basic(2)	(0.07)	1.80	(2.49)	2.69
Per share – diluted(2)	(0.07)	1.25	(2.49)	1.88

Total assets, end of period	1,173,483	1,174,258	1,173,483	1,174,258
Total non-current financial liabilities, end of period	332,029	191,158	332,029	191,158

Common shares outstanding, end of period	68,642,515	48,911,009	68,642,515	48,911,009
Weighted average shares outstanding – diluted	68,642,515	70,427,594	54,425,083	69,930,167

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the discussion under the heading “Non-GAAP and Other Financial Measures” in this press release for further information.

(2)	For the year ended December 31, 2022, the Company’s basic and diluted earnings per share is the net income per common share of Greenfire Resources Inc. (“GRI”) and the weighted average common shares outstanding has been adjusted by the applicable exchange ratio following the completion of the business combination (the “De-SPAC Transaction”) involving, among other entities, Greenfire, GRI and M3-Brigade Acquisition III Corp., which closed on September 20, 2023.

Liquidity and Balance Sheet

As at ($ thousands)	December 31, 2023	December 31, 2022
Cash and cash equivalents	109,525	35,363
Restricted cash	-	35,313
Available credit facilities(1)	50,000	7,000
Face value of Long-term debt(2)	396,780	295,173

(1)	Includes $50.0 million of available credit under Greenfire’s Senior Credit Facility, of which nil was drawn as of December 31, 2023.
(2)	As at December 31, 2023, the 2028 Notes (as defined below) have a face value of US$300.0 million and were translated in Canadian dollars as at period end exchange rates.

Outlook and Q1 2024 Operational Update

●	Greenfire successfully completed the ten well extended reach Refill drilling program at the Expansion Asset in February of 2024 and subsequently initiated the seven well extended reach Refill drilling program at the Demo Asset.

●	In the first two months of 2024, consolidated bitumen production increased to average approximately 20,000 bbls/d, reflecting initial production contributions from new extended reach Refill wells and continued increases in reservoir pressure following heightened rates of non-condensable gas (“NCG”) co-injection at the Expansion Asset.

●	Greenfire’s previously announced 2024 Outlook allocates capital expenditures to the Hangingstone Facilities, which at the mid-point, includes $55 million directed to drilling for the development of the Company’s capital efficient and productive inventory of Refill well targets, along with $25 million for facilities and field infrastructure investments.

●	Greenfire remains committed to prioritizing debt repayment and intends to reduce debt in the near-term using 75% of excess cash flow (as defined in the indenture for the Company’s Senior Secured Notes due 2028, the “2028 Notes”) to semi-annually redeem the 2028 Notes until total indebtedness is less than US$150 million.

o	The outstanding principal amount of the 2028 Notes is US$300 million or $397 million assuming the year-end 2023 U.S. to Canadian dollar exchange rate of 1.32.

●	The Company is positioned to benefit from completion of TMX, given 100% of its production is weighted to crude oil benchmarks that are linked to Western Canadian Select (“WCS”) differentials, which could improve as an incremental 590,000 bbls/d of pipeline egress to tidewater is expected to become operational for Western Canada in 2024.

o	At the mid-point of Greenfire’s 2024 Outlook production range and assuming a US$15/bbl differential, the Company estimates that each US$1/bbl change in the WCS differential would impact 2024 adjusted EBITDA by approximately $15 million.

Expansion Asset (75% Working Interest, Operator)

●	Initial Ten Refill Well Drilling Program Successfully Completed: Eight extended reach Refill wells were drilled at the Expansion Asset during 2023, with an additional two extended reach Refill wells drilled during the first quarter of 2024.

●	Heightened NCG Co-injection Continues to Support Higher Reservoir Pressure: Greenfire successfully executed multiple NCG debottlenecking initiatives at the Expansion Asset in the second half of 2023, which have enabled the Company to deliver NCG at higher and more consistent rates for reservoir co-injection. With heightened rates sustained, the Company expects that higher reservoir pressure will be restored at the Expansion Asset around mid-2024, which management anticipates will support increased production rates.

●	Greenfire’s working interest bitumen production at the Expansion Asset averaged approximately 17,650 bbls/d during the first two months of 2024. The Company has recently encountered third-party downhole temperature sensor failures in five of the recently drilled Refill wells at the Expansion Asset. Greenfire has completed the first sensor replacement in March 2024 and plans to replace the remaining sensors in the second quarter of 2024. The Company estimates that working interest bitumen production has been impacted by approximately 2,000 bbls/d.

Demo Asset (100% Working Interest, Operator)

●	Refill Drilling Program Launched: Seven extended reach Refill wells with lateral lengths averaging approximately 2,000 meters are in the process of being drilled.

o	To accommodate the Refill well drilling activities, producing wells across multiple adjacent pads are expected to temporarily operate at reduced productivity. Greenfire expects to complete the seven Refill well program by the second quarter of 2024.

o	One extended reach Refill well has been successfully drilled to date, representing the first Refill (or infill) well drilled at the site since the Demo Asset was commissioned for SAGD in 1999.

●	Disposal Well Expected to Recommence Operations: The disposal well at the Demo Asset has been temporarily shut-in since the beginning of October 2023. Remediation work for this well is now complete, with disposal operations anticipated to recommence upon regulatory approval, which is projected to increase bitumen production by an incremental approximately 1,000 bbls/d once fully operational.

●	Greenfire’s working interest bitumen production at the Demo Asset averaged approximately 2,300 bbls/d during the first two months of 2024, mainly due to production impacts from ongoing Refill well drilling operations as well as the temporarily shut-in of the disposal well.

Greenfire’s Growth-oriented Strategy Underpinned by Concentrated Tier-1 SAGD Assets

Greenfire has a large, long-life and relatively low decline Tier-1 oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities and expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. The Company’s structural cost advantages from its Tier-1 SAGD reservoir at the Hangingstone Facilities, combined with its relatively lower forecasted capital expenditure profile due to its projected multi-year inventory of Refill well targets, is anticipated to result in continued near-term production growth and potential meaningful free cash flow generation. The Company believes that the Hangingstone Facilities offer ample opportunities for additional value generation.

In addition to Greenfire’s existing commitment to repay debt, the Company intends to formalize and initiate a policy to return capital to its shareholders over time. Greenfire also plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions that compete with the expected returns from its existing Tier-1 SAGD assets, if the Company believes they are accretive to Greenfire’s shareholders.

Year-end 2023 Independent Reserves Reinforce Value Potential at the Hangingstone Facilities

Greenfire’s independent reserves evaluator, McDaniel & Associates Consultants Ltd. (“McDaniel”), prepared independent reserves evaluations for Greenfire in accordance with NI 51-101 standards, effective December 31, 2023.

In accordance with NI 51-101 standards using an average of McDaniel, Sproule and GLJ forecast pricing as at January 1, 2024, Greenfire holds approximately 238 million barrels of bitumen 2P reserves with an NPV10 of $2.4 billion or approximately $29.70 per diluted share, net of outstanding debt plus cash and cash equivalents, entirely underpinned by the Tier-1 SAGD reservoir at the Hangingstone Facilities.

December 31, 2023 NI 51-101 Reserves at Forecast Pricing:

	Reserves (mbbls)(1)	NPV10 Before Tax ($ Million)(1)(2)
Proved Developed Producing	30,886	$746
Total Proved	183,282	$2,023
Total Proved and Probable	237,679	$2,423

(1)	Reserves and the associated values have been reported on a “gross” basis under NI 51-101, which reflects Greenfire’s working interest reserves before deduction of royalties.
(2)	As Greenfire does not expect to be taxable before 2030, the before and after-tax estimates of the NPV10 of Greenfire’s reserves are the same.

Conference Call Details

Greenfire plans to host a conference call on Thursday, March 21, 2024 at 6:00 a.m. Mountain Time (8:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its Q4 2023 results as well as host a question-and-answer session with investors.

●	Date: Thursday, March 21, 2024

●	Time: 6:00 a.m. Mountain Time (8:00 a.m. Eastern Time)

●	Dial In:

o	North America: 1-800-319-4610

o	International: 1-604-638-5340

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn.

Non-GAAP and Other Financial Measures

Certain financial measures in this news release including Adjusted EBITDA (in total, and per bbl), Operating Netback (in total, and per bbl), Adjusted Funds Flow, Adjusted Free Cash Flow), are non-GAAP financial measures or ratios, supplementary financial measures or ratios and capital management measures. These measures are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-GAAP and other financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

For further details of these non-GAAP financial measures or ratios, please refer to the Corporation’s MD&A for the quarter ended December 31, 2023 which is available on the Corporation’s website at www.greenfireres.com and is also available on the EDGAR and SEDAR+ websites.

Non-GAAP Financial Measures

Adjusted EBITDA

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, the transaction and financing cost impacts of the De-SPAC Transaction and bond refinancing and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS.

The following table is a reconciliation of net income (loss) net income (loss) and comprehensive income (loss) to adjusted EBITDA(1).

Adjusted EBITDA(1)

	Three months ended December 31,		Year ended December 31,
($ thousands)	2023	2022	2023	2022	2021(2)
Net income (loss)	(4,659)	87,995	(135,671)	131,698	661,444
Add (deduct):
Income tax recovery	25,881	(87,681)	19,386	(87,681)	-
Unrealized (gain) loss risk management contracts	(18,035)	4,019	(26,587)	(930)	35,677
Stock-based compensation	-	1,183	9,808	1,183	-
Financing and interest	16,370	10,794	110,214	77,074	25,050
Depletion and depreciation	16,273	17,702	68,054	68,027	27,071
Transaction costs	3,848	2,769	12,172	2,769	10,318
Listing expense	(4,162)	-	106,542	-	-
Gain on revaluation of warrants	(2,697)	-	(34,973)	-	-
Gain on acquisitions	-	-	-	-	(693,953)
Foreign exchange loss (gain)	(8,072)	(2,886)	(8,724)	26,099	1,512
Other (income) and expenses	(1,313)	(1,367)	(2,905)	(206)	8,373
Adjusted EBITDA(1)	23,434	32,528	117,316	218,033	75,492

Net income (loss) ($/bbl)	(2.93)	49.05	(21.02)	17.53	229.07
Add (deduct):
Income tax recovery (expense) ($/bbl)	16.26	(48.87)	3.00	(11.67)	-
Unrealized (gain) loss risk management contracts ($/bbl)	(11.33)	2.24	(4.12)	(0.12)	12.36
Stock based compensation ($/bbl)	-	0.66	1.52	0.16	-
Financing and interest ($/bbl)	10.29	6.02	17.08	10.26	8.68
Depletion and depreciation ($/bbl)	10.23	9.87	10.54	9.06	9.38
Transaction costs ($/bbl)	2.42	1.54	1.89	0.37	3.57
Listing expense ($/bbl)	(2.62)	-	16.51	-	-
Gain on revaluation of warrants ($/bbl)	(1.69)	-	(5.42)	-	-
Gain on acquisitions ($/bbl)	-	-	-	-	(240.33)
Foreign exchange loss (gain) ($/bbl)	(5.07)	(1.61)	(1.35)	3.47	0.52
Other (income) and expenses ($/bbl)	(0.83)	(0.76)	(0.45)	(0.03)	2.90
Adjusted EBITDA(1) ($/bbl)	14.73	18.14	18.18	29.03	26.15

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.
(2)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Operating Netback

Oil sales is the most directly comparable GAAP measure for operating netback, which is a non-GAAP measure. This measure is not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback is comprised of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, adjusted for realized commodity risk management gains or losses, as appropriate. Operating netback is a financial measure widely used in the oil and gas industry as a supplemental measure of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses.

The following table is a reconciliation of oil sales to operating netback.

Operating Netback(1)

	Three months ended December 31,		Year ended December 31,
($ thousands, unless otherwise noted)	2023	2022	2023	2022	2021(2)
Oil sales	161,730	180,741	675,970	998,849	270,674
Diluent expense	(76,768)	(85,946)	(304,740)	(368,015)	(94,623)
Transportation and marketing	(13,277)	(16,566)	(55,673)	(67,842)	(24,057)
Royalties	(6,024)	(7,477)	(23,706)	(50,064)	(9,543)
Operating expense – energy	(12,223)	(22,100)	(56,624)	(85,232)	(28,674)
Operating expense – non-energy	(22,862)	(20,329)	(92,342)	(75,594)	(31,037)
Operating netback(1), excluding realized gain (loss) risk management contracts	30,576	28,324	142,885	352,102	82,741
Realized gain (loss) risk management contracts	(3,225)	6,243	(10,182)	(122,408)	(3,614)
Operating netback(1)	27,351	34,567	132,703	229,694	79,127

Oil sales ($/bbl)	71.04	72.18	73.91	96.82	71.89
Diluent expense ($/bbl)	(17.65)	(19.34)	(16.39)	(12.83)	(10.92)
Transportation and marketing ($/bbl)	(8.34)	(9.23)	(8.63)	(9.03)	(8.33)
Royalties ($/bbl)	(3.79)	(4.17)	(3.67)	(6.67)	(3.30)
Operating expense – energy ($/bbl)	(7.68)	(12.32)	(8.77)	(11.35)	(9.93)
Operating expense – non-energy ($/bbl)	(14.37)	(11.33)	(14.31)	(10.06)	(10.75)
Operating netback(1), excluding realized gain (loss) risk management contracts ($/bbl)	19.21	15.79	22.14	46.88	28.65
Realized gain (loss) risk management contracts ($/bbl)	(2.03)	3.48	(1.58)	(16.30)	(1.25)
Operating netback ($/bbl)(1)	17.19	19.27	20.56	30.58	27.40

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” section in this MD&A for further information.
(2)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided (used) by operating activities is the most directly comparable GAAP measure for adjusted funds flow and adjusted free cash flow, which are non-GAAP measures. These measures are not intended to represent cash provided (used) by operating activities calculated in accordance with IFRS.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided (used) by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs.

Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that is available to manage debt levels and return capital to shareholders. By removing the impact of current period capital expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided (used) by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and capital expenditures.

The following table is a reconciliation of cash provided (used) by operating activities to adjusted funds flow and adjusted free cashflow.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

	Three months ended December 31,		Year ended December 31,
($ thousands)	2023	2022	2023	2022	2021(2)
Cash provided (used) by operating activities	25,530	17,322	86,548	164,727	31,985
Transaction costs	3,848	2,769	12,172	2,769	10,318
Changes in non-cash working capital	(18,861)	(3,189)	(25,514)	(3,570)	6,910
Adjusted funds flow(1)	10,517	16,902	73,206	163,926	49,213
Capital expenditures	(19,413)	(12,361)	(33,428)	(39,592)	(4,594)
Adjusted free cash flow(1)	(8,896)	4,541	39,778	124,334	44,619

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP Measures” in this MD&A for further information.
(2)	Results are from operations that began at the Expansion Asset after the acquisition of JACOS on September 17, 2021 and at the Demo Asset when it was acquired on April 5, 2021.

Non-GAAP Financial Ratios

Adjusted EBITDA ($/bbl)

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA ($/bbl), which is a non-GAAP measure. Adjusted EBITDA ($/bbl) is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total sales volume in a specified period.

Operating Netback ($/bbl)

Oil sales ($/bbl) is a ratio calculated using oil sales, which is the most directly comparable GAAP measure for operating netback. Operating netback is the non-GAAP financial measure used to calculate operating netback ($/bbl), which is a non-GAAP financial ratio. This measure is not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback ($/bbl) is calculated by dividing operating netback by the Company’s total oil sales volume, in a specified period. Operating netback ($/bbl) is a non-GAAP financial ratio widely used in the oil and gas industry as a supplemental measure of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses, isolated for the impact of changes in oil sales volume, in a specified period.

Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this press release. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; Greenfire’s intention to drive continued production growth, accelerate debt repayment and pursue additional potential step change value generation opportunities; Greenfire’s 2024 Outlook including expected amount and type of capital expenditures at the Hangingstone Facilities; Greenfire’s intent to continue to prioritize debt repayment and to reduce debt in the near-term using 75% of excess cash flow; Greenfire’s expected benefits from completion of the Trans Mountain expansion project, which is expected to become operational for Western Canada in 2024; the expectation that at the mid-point of Greenfire’s 2024 Outlook production range and assuming a US$15/bbl differential, the Company estimates that each US$1/bbl change in the WCS differential would impact 2024 adjusted EBITDA by approximately $15 million; the Company’s expectation that higher reservoir pressure will be restored at the Expansion Asset around mid-2024, which management anticipates will support increased production rates; estimated production impacts from the failure of third party downhole temperature sensors and the Company’s plans to replace those sensors in the second quarter of 2024; Greenfire’s expectation to complete the seven Refill well program at the Demo Asset by the second quarter of 2024; the expected timing for disposal operations at the disposal well at the Demo Asset to recommence and the expected resultant incremental production; the expectation that various factors will result in continued near-term production growth and potential meaningful free cash flow generation; the Company’s belief that the Hangingstone Facilities offer ample opportunities for additional value generation; estimates of reserves and the associated values; and statements relating to the business and future activities of the Company after the date of this press release.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to, lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; supply chain disruption and risks of increases costs relating to inflation; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on equipment on Greenfire’s properties; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general stigmatization of the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; and general economic, market and business conditions in Canada, the United States and globally.

You should carefully consider the all of the risks and uncertainties described in the “Risk Factors” section of the Company’s final non-offering prospectus dated February 2, 2024, which is available on SEDAR+ at www.sedarplus.ca and registration statement on Form F-1, initially filed with the United States Securities and Exchange Commission (the “SEC”) on October 10, 2023, as amended on December 1, 2023, and January 22, 2024 and other documents filed by Greenfire from time to time with the SEC. The lists of risk factors set out in this press release or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this press release generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

Financial Information

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated under the United States Securities Act of 1933. While Greenfire’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), the financial information and data contained in this press release have not been prepared in accordance with IFRS. Greenfire believes the measures that are not defined under IFRS provide useful information to management and investors regarding certain financial and business trends relating to Greenfire’s financial condition and results of operations. Greenfire believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends relating to Greenfire’s financial condition and results of operations. These non-IFRS measures may not be indicative of Greenfire’s historical operating results, nor are such measures meant to be predictive of future results. These measures may not be comparable to measures under the same or similar names used by other similar companies. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Oil and Gas Terms

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com